April 4, 2016

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attn: Russell Mancuso, Branch Chief, Office of Electronics and Machinery

RE:    Mettler-Toledo International Inc.
Form 10-K for the year ended December 31, 2015
Filed February 4, 2016
File No. 001-13595

Dear Mr. Mancuso:

This letter is in response to each of the comments in the Staff's letter dated March 23, 2016. To facilitate your review, we have set forth herein each comment of the Staff followed by our response.

General

1.
In your letter to us dated April 11, 2013, you discussed contacts with Sudan and Syria. Your letter stated that you determined to cease doing business with Syria and that you had provided a transition period to permit winding up of existing contracts and fulfillment of ongoing warranty commitments with Syria. The 2014 Sustainability Report posted on your website states that you have largely ceased business in Sudan. As you are aware, Sudan and Syria are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not provide disclosure about those countries. Please describe to us the nature of your past, current, and anticipated contacts with Sudan and Syria since your 2013 letter, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements. You should describe any products, services, technology or components you have provided to Sudan and Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

Response: Mettler-Toledo has no subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements to do business in Syria or Sudan. In the last three completed fiscal years (2013-2015), Mettler-Toledo has conducted no business in Syria or Sudan directly or indirectly. On February 15, 2013 a non-US subsidiary sold a China-made jewelry balance for $1K to a private dealer in the United Arab Emirates whom we believe was affiliated with a private dealer in Sudan. For the avoidance of doubt, this sale was included in the figures for past sales to Sudan in our April 11, 2013 letter to you. Mettler-Toledo has conducted no business in Syria or Sudan directly or indirectly since our 2013 letter.

To the best of its knowledge, none of Mettler-Toledo or any of its subsidiaries have or had any agreements, commercial arrangements, or other contacts with the governments of Syria or Sudan, or entities controlled by their governments.

2.
Please discuss the materiality of your contacts with Syria and Sudan you describe in response to the comment above and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

Response: Already in our April 2013 letter we noted our belief that our pre-2013 de minimis business activities in Syria and Sudan had not been generally regarded by investors as quantitatively or qualitatively material to making an investment decision. Because Mettler-Toledo has had no contact with Syria or Sudan since then, we do not consider this an issue of relevance for security holders. We will update our future disclosures to make clear that Mettler-Toledo has no activity in these countries.

3.	Please tell us whether any contact with Sudan and Syria you discuss in response to the comments above involve dual use products or components.

Response: Not applicable. To the extent the jewelry balance sold to the United Arab Emirates dealer in 2013 is considered an indirect sale to Sudan, we confirm this did not involve dual use products or components.

Results of Operations, page 31

4.
We note that you attribute revenue changes to price and volume changes. In future filings please discuss the extent of the change that was attributable to changes in price and the extent of the change that was attributable to changes [in] volume. Also, where you discuss offsetting factors that affected results, please describe the extent of the offset.

Response: We acknowledge the Staff's comments and will continue to ensure our MD&A discussion in future filings describes the extent of changes in price, volume, and offsetting factors that are material and quantifiable.

To provide investors with detailed information about our results, we will also continue to include a qualitative discussion of non-material factors.

Item 10, page 47

5.
Please tell us when you will file a Form 8-K to report under Item 5.02 the director retirement mentioned in your February 22, 2016 press release. Also provide us your analysis of how the filing date of that Form 8-K affects your eligibility to use Form S-3. For guidance, see the Division of Corporation Finance's Exchange Act Form 8-K Compliance and Disclosure Interpretations 117.01 and 117.15 available on the Commission's website.

Response: We have reviewed Compliance and Disclosure Interpretations 117.01 and 117.15 and believe they do not apply to our facts because our director has not retired, resigned, or refused to stand for re-election. Under the company’s Director Retirement Policy directors are required to retire on the day of the annual meeting that follows their 72nd birthday. As a result of reaching his 72nd birthday, Dr. George Milne will retire from the board on May 5, 2016, the day of this year’s Annual Meeting, and the company has not nominated Dr. Milne for re-election. Dr. Milne has not tendered his resignation or retired, however, and will serve out his term until it expires at the Annual Meeting. The company believes this situation is addressed by Compliance and Disclosure Interpretation 117.04 (referring to a director not being nominated for re-election) and that there is thus no requirement to file a Form 8-K. The company notes that Dr. Milne's retirement was disclosed in the company's proxy statement filed with the SEC on March 15, and the company will disclose, as it has in the past, the election of directors on Form 8-K following the Annual Meeting in May.

Mettler-Toledo acknowledges that: (a) it is responsible for the adequacy and accuracy of the disclosure in the filing; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) Mettler-Toledo may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact me at +41 44 944 3634.

Sincerely,

/s/ James T. Bellerjeau
General Counsel

cc:    Lauri Abbott, United States Securities and Exchange Commission
Shawn Vadala, Mettler-Toledo International Inc.
Tim Peterson, Milbank Tweed Hadley & McCloy LLP
John Desmond, PricewaterhouseCoopers LLP